FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2003

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    September 30, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

August28, 2003

Item 3: Press Release

A Press release dated and issued August 28, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce that it has entered into a non-brokered private placement of up to 3,500,000 units with Global Resource Investments Ltd.

Item 5: Full Description of Material Change

See attached news release dated August 28, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____August 28, 2003____________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

NEWS RELEASE

August 28, 2003

2303 West 41st Avenue, Vancouver B.C. V6M 2A3

Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550

TSX Venture: CVV - OTCBB: CVVLF

Private Placement

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that it has entered into a non-brokered private placement of up to 3,500,000 units with Global Resource Investments Ltd. of Carlsbad, California for proceeds of up to $350,000.  Each unit will consist on one common share in the capital of the Company at a purchase price of $0.10 and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of two years from the Closing Date at a price of $0.12 per Warrant Share.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval and may be subject to shareholder approval.  A finder’s fee of 7% will be paid in units.

On behalf of the board of directors

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

“Harry Barr”

Harry Barr

President

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

August 29, 2003

Item 3: Press Release

A Press release dated and issued August 29, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce it has entered into an Option / Joint Venture with Pacific North West Capital Corp. on the Glitter Lake Property located in Quebec.

Item 5: Full Description of Material Change

See attached news release dated August 29, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 3, 2003___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

NEWS RELEASE

August 29, 2003

2303 West 41st Avenue, Vancouver B.C. V6M 2A3

Toll Free 1-800-667-1870 (604) 685-1870, Fax: (604) 685-6550

TSX Venture: CVV - OTCBB: CVVLF

PFN JOINT VENTURES WITH CANALASKA ON GLITTER LAKE PGM PROJECT

Pacific North West Capital Corp. (PFN : TSX) is pleased to announce that it has entered into an Option/ Joint Venture with CanAlaska Ventures Ltd (CVV: TSXV) on its Glitter Lake Property. Under the terms of the Agreement Pacific may earn a 50% interest by issuing 60,000 shares, making cash payments totalling $45,000 and completing exploration expenditures  $700,000 over 4 years.  PFN may increase its interest to 60% by completing a Feasibility Study and to 70% by placing the property into Commercial Production.

Glitter Lake. The Glitter Lake property, 100% owned by CanAlaska, is located in Quebec.  Glitter Lake is, located approximately 135 kilometers north-northeast of the town of Matagami, Quebec. The Glitter Lake property has significant potential for PGE mineralization associated with Cu-Ni sulphide mineralization.

The Glitter Lake property covers the projected northern and southern extensions of the Horden Lake Cu-Ni deposit.  A pre-feasibility study on the Horden Lake deposit, prepared by Watts, Griffis and McQuat Limited (WGM) dated 1993 estimated the Horden Lake deposit to contain an in situ geological reserve of 1.24 million tonnes, in the probable category, averaging 1.91% Cu, 0.40% Ni and 4.37 million tonnes in the possible category averaging 1.27% Cu and 0.38% Ni.  The Platinum-Group element (PGE) potential of the area was mentioned but no specific PGE values were included.

An IP survey subsequently conducted on the Property identified 5 high priority targets showing good strike continuity. Follow-up prospecting was completed over these target areas and a total of 98 grab samples were collected from gabbroic outcrop exposures and submitted to XRAL (Toronto) for Pt, Pd, Au fire assay and multi-element analyses.

Several of the grab samples analyzed returned significant Cu-Ni and associated PGE value.  Significant assays are reported below. Of the 98 samples 21 assayed >100 ppb 3E with 5 samples assaying over ½ gram.

Sample #	Pt ppb	Pd ppb	Cu ppm	Ni ppm
50418	76	569	4636	2179
58001	221	513	5453	449
58030	143	512	3155	1016
58031	104	444	3837	654
58038	129	651	751	869
58043	27	1352	10,000	3077
58106	166	553	3071	905
58114	203	714	10,000	448
58123	26	532	7175	4813
58127	85	498	5089	939

A previous sampling program also returned significant assays values. (see table) of 165 samples were taken 79 samples returned values higher that 100 ppb Pt + Pd, 16 samples > 200 ppb, 9 samples > 300 ppb, 3 samples > 400 ppb, and 9 samples returned values greater than ½ gram.

To date, <11km of the eastern contact of the prospective gabbroic sill has been explored. A program of airborne and ground geophysics has been recommended to further refine the regional geology and to define diamond drilling targets.

The Qualified Person for this release is John Royall, P.Eng.

On behalf of the board of directors

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131  CUSIP#137089108

“Harry Barr”

Harry Barr

President

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.